File No. 70-09943



             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                 AMENDMENT NO. 3 to FORM U-1

                   APPLICATION/DECLARATION

                            Under

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 HOLYOKE WATER POWER COMPANY
             HOLYOKE POWER AND ELECTRIC COMPANY
                       1 Canal Street
                     Holyoke, MA  01040

         (Name of companies filing this statement and address of principal executive offices)

                     NORTHEAST UTILITIES
          (Name of top registered holding company)

                   Gregory B. Butler, Esq.
        Vice President, Secretary and General Counsel
             Northeast Utilities Service Company
                        P.O. Box 270
              Hartford, Connecticut  06141-0270
           (Name of address of agent for service)





The Commission is requested to mail signed copies of all orders, notices and communications to:

David R. McHale                    Jeffrey C. Miller
Vice President and Treasurer       Assistant General Counsel
Northeast Utilities Service        Northeast Utilities Service
 Company                             Company
107 Selden Street                  107 Selden Street
Berlin, CT  06037                  Berlin, CT 06037

The Application/Declaration in this proceeding, as previously amended, is further amended as follows:

1. The second sentence of Paragraph 4 of Item 1 is deleted and replaced by the following sentence:

The net proceeds of the Transaction will be used to retire some of HWP's debt.



                          SIGNATURE

Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned officer or attorney thereunto duly authorized.

 Date:   December 5, 2001

HOLYOKE WATER POWER COMPANY
HOYOKE POWER AND ELECTRIC COMPANY


By:	 /S/ Randy A. Shoop
       Randy A. Shoop
       Their Assistant Treasurer - Finance